

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 6, 2017

Robert Y. Lee
Chairman and Chief Executive Officer
American Patriot Brands, Inc. (f/k/a The Grilled Cheese Truck, Inc.)
4570 Campus Drive, Suite 1
Newport Beach, California 92660

> **Re: American Patriot Brands, Inc. (f/k/a The Grilled Cheese Truck, Inc.)**
> **Item 4.02 Form 8-K**
> **Filed October 10, 2017**
> **File No. 000-54070**

Dear Mr. Lee:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure